UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

CGG S.A.
(Name of Subject Company (Issuer))

Technip S.A.
(Names of Filing Persons  (Offeror))

Shares, nominal value of €0.40 per Share
and
American Depositary Shares, each representing one Share
and
1.25% convertible bonds due 2019

(Title of Class of Securities)

12531Q105

(CUSIP Number of Class of Securities)

John Harrison
Technip S.A.
89, avenue de la Grande Armée
75116, Paris, France
+33 1 47 78 24 00

Copy to:

William Aaronson
450 Lexington Avenue
New York, NY
10017, United States
(212) 450-4397

(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N.A.	Filing Party:	N.A.
Form or Registration No.:	N.A.	Date Filed:	N.A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is being filed by Technip S.A., a société anonyme organized under the laws of France, pursuant to General Instruction D to Schedule TO.

Item 12. Exhibits.

The following is included as an exhibit to this Schedule TO:

99.1	Press release, dated November 20, 2014

EXHIBIT INDEX

99.1	Press release, dated November 20, 2014